UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

CARTESIAN, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

146534102

(CUSIP Number)

Murry Gunty
Cartesian Holdings, LLC
5425 Wisconsin Ave, Suite 701
Chevy Chase, Maryland 20815
(240) 223-1333
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Cartesian Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,004,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,188[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 An aggregate of 1,004,188 shares of Cartesian, Inc. (the “Issuer”) common stock (as represented to Parent and Merger Sub by each of the Supporting Stockholders (as defined herein)) are subject to a Tender and Support Agreement, dated as of March 21, 2018 (the “Tender and Support Agreement”), which (i) has been entered into by Cartesian Holdings, LLC (“Parent”) and Cartesian Holdings, Inc. (“Merger Sub”), a wholly-owned subsidiary of Parent, on one hand, and each of Donald J. Tringali, Susannah Hawkins, Dermod Ranaghan, William Hill, Peter H. Woodward, Thomas A. Williams, Micky K. Woo and Robert J. Currey   (each, a “Supporting Stockholder”), on the other hand, and (ii) obligate each Supporting Stockholder to tender his or its Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as each term and description thereof is defined and discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on April 9, 2018 (as represented by the Issuer), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Cartesian Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,004,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,188[2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 An aggregate of 1,004,188 shares of the Issuer common stock (as represented to Parent and Merger Sub by each of the Supporting Stockholders) are subject to the Tender and Support Agreement, which obligates each Supporting Stockholder to tender his or her Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on April 9, 2018 (as represented by the Issuer), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Blackstreet Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,004,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,188[3]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

3 An aggregate of 1,004,188 shares of the Issuer common stock (as represented to Parent and Merger Sub by each of the Supporting Stockholders) are subject to the Tender and Support Agreement, which obligates each Supporting Stockholder to tender his or her Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on April 9, 2018 (as represented by the Issuer), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

BCH Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,004,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,188[4]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

4 An aggregate of 1,004,188 shares of the Issuer common stock (as represented to Parent and Merger Sub by each of the Supporting Stockholders) are subject to the Tender and Support Agreement, which obligates each Supporting Stockholder to tender his or her Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on April 9, 2018 (as represented by the Issuer), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Blackstreet Capital Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,004,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,188[5]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

5 An aggregate of 1,004,188 shares of the Issuer common stock (as represented to Parent and Merger Sub by each of the Supporting Stockholders) are subject to the Tender and Support Agreement, which obligates each Supporting Stockholder to tender his or her Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on April 9, 2018 (as represented by the Issuer), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

CUSIP No. 146534102

1	NAMES OF REPORTING PERSONS

Murry N. Gunty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Murry N. Gunty is a citizen of the Unites States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,004,188

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,004,188[6]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%[6]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

6 An aggregate of 1,004,188 shares of the Issuer common stock (as represented to Parent and Merger Sub by each of the Supporting Stockholders) are subject to the Tender and Support Agreement, which obligates each Supporting Stockholder to tender his or her Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on April 9, 2018 (as represented by the Issuer), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.005 per share (the “Shares”) of Cartesian, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7300 College Boulevard, Suite 302, Overland Park, Kansas 66210.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by Cartesian Holdings, Inc., a Delaware corporation (“Merger Sub”), Cartesian Holdings, LLC, a Delaware limited liability company (“Parent”), Blackstreet Capital Holdings, LLC, a Delaware limited liability company (“BCH”), BCH Investors, LLC, a Delaware limited liability company (“BCH Investors”), Blackstreet Capital Investors, LLC, a Delaware limited liability company (“BCI”)  and Murry N. Gunty, an individual (collectively, the “Reporting Persons”).

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, and is incorporated by reference

Each of Parent and Merger Sub were formed on March 21, 2018 solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger.  Merger Sub is a wholly owned direct subsidiary of Parent.  Parent is a wholly owned direct subsidiary of BCH. BCH Investors is the controlling equityholder of BCH. BCI is the controlling equityholder of BCH Investors, and is controlled by Murry N. Gunty.  BCH, BCI and BCH Investors are private companies that are engaged in owning and operating privately held businesses.

Except as described below, during the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In 2016, Mr. Gunty and Blackstreet Capital Management, LLC agreed to consent to an order imposing remedial sanctions and a cease-and- desist order (the “Order”) without admitting or denying the matters set forth therein (other than those relating to the jurisdiction of the SEC over it and the subject matter of the action). The SEC alleged in the Order that conduct by BCM and Mr. Gunty resulted in a violation of Exchange Act Section 15(a) and Advisers Act Sections 206(2) and 206(4) and Rules 206(4)-7 and 206(4)-8 thereunder. The Order requires that BCM and Mr. Gunty cease and desist from committing or causing any violations and future violations of the securities laws identified above, pay a $500,000 civil monetary penalty and $2,622,737 in disgorgement and interest.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable, as no funds were necessary, or procured, in connection with the Tender and Support Agreement (as defined herein). The Supporting Stockholders (as defined herein) entered into the Tender and Support Agreement as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D. The Shares to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreement.

Item 4.	Purpose of Transaction

As described in Item 4 below, this statement is being filed in connection with the Merger Agreement and the Tender and Support Agreement (as defined below).7 As a general matter, (i) the purpose of the Offer is for Merger Sub to acquire control of, and the entire equity interest in, the Issuer through the acquisition of all outstanding Shares and (ii) the purpose of the Merger is to acquire all outstanding Shares not tendered and purchased in connection with the Offer. Each of the Offer and the Merger are described in further detail below.

On March 21, 2018, Issuer, Parent and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the "Merger"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will commence a cash tender offer (the "Offer") to acquire all of the issued and outstanding shares of common stock, par value $0.005 per share, of the Company ("Issuer Common Stock" or the "Shares") at a price per share equal to $0.40, net to the seller in cash, without interest (the "Offer Price"), subject to any withholding of taxes required by applicable law. The Offer will initially expire at one minute after 11:59 p.m. (New York City time) on May 11, 2018 (the "Expiration Date"). Under certain circumstances, Merger Sub may extend the Offer on one or more occasions, in accordance with the terms set forth in the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the "SEC"), but not beyond July 31, 2018, without the prior written consent of the Issuer.

The Merger Agreement provides that Parent will be entitled to designate all but one of the directors of the Issuer following the time it purchases Shares in the Offer that meet the Minimum Condition. The “Minimum Condition” requires that, the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer, together with the Shares then owned by Parent and its wholly-owned subsidiaries, represents at least one Share more than 50% of all Shares then outstanding.  Donald J. Tringali will remain on the Company's Board of Directors through the Effective Time in order to serve as an independent director with sole authority to vote on certain matters.

Upon satisfaction or waiver (to the extent permitted by the Merger Agreement and applicable law) of specified conditions in the Merger Agreement (including receipt of any required affirmative vote by the holders of a majority of the outstanding shares (the "Company Required Vote")), each Share remaining outstanding after consummation of the Offer (other than Shares owned directly by the Company or Merger Sub or Shares as to which appraisal rights have been perfected) will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. If 90% or more of the outstanding Shares are purchased in the Offer, the Merger may be effected by a resolution adopted by the Merger Sub's board of directors without the need for a Company Required Vote.

As a condition to entering into the Merger Agreement, Parent required that each of the Company's officers and directors (each, a “Supporting Stockholder”) enter into a Tender and Support Agreement ("Support Agreement") in favor of Parent and Merger Sub. The Support Agreement includes, among other things, an irrevocable agreement by the Company's officers and directors to tender all of their Shares in the Offer. The Tender and Support Agreement also provides that the Supporting Stockholders will vote their Shares (i) against any against any action or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (B) result in any of the conditions set forth in Section 9 of the Merger Agreement not being satisfied on or before July 31, 2018; (ii) against any change in the Company Board of Directors that is not contemplated by the Merger Agreement; and (iii) against any Alternative Proposal.

Under the Support Agreement, each Supporting Stockholder grants a proxy appointing Parent as such Supporting Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Supporting Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize the voting power in the Support Agreement.  The Support Agreement acknowledges that the officers and directors are entering into such agreement solely in their capacity as stockholders and therefore does not limit their fiduciary duties or taking any action in their capacity as an officer or director of the Company.

7 Terms used in this Item 4, but not otherwise defined, herein shall have the meanings ascribed to such terms in the Merger Agreement and Support Agreement, as applicable.

Shared voting power with respect to the Shares owned by the Supporting Stockholders may be deemed to have been acquired by the Reporting Persons through execution of the Tender and Support Agreements by the parties thereto.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Supporting Stockholder (as represented to Merger Sub and Parent by each of the Supporting Stockholders).

Following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), at the effective time of the Merger, Merger Sub will be merged with and into the Issuer, the separate corporate existence of Merger Sub will cease, and the Issuer will continue as the surviving corporation (the “Surviving Corporation”) in the Merger. The certificate of incorporation and the bylaws of the Surviving Corporation at and immediately after the effective time will be the same as the certificate of incorporation and the bylaws of Merger Sub immediately prior to the Effective Time, except that the name of the Surviving Corporation will be “Cartesian, Inc.” The Merger will be governed by Section 251 of the DGCL and will be effected as soon as practicable following the closing of the Offer and following any required vote on the adoption of the Merger Agreement by the Issuer’s stockholders. If 90% or more of the outstanding shares are purchased in the Offer, the Merger may be effected by a resolution adopted by the Merger Sub's board of directors without the need for a Company Required Vote pursuant to Section 253 of the DGCL. Upon consummation of the Merger, the Issuer (i.e., the Surviving Corporation) will become a direct, wholly-owned subsidiary of Parent and the Surviving Corporation will be  deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the material terms of the Merger Agreement and the Tender and Support Agreement are only summaries, and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018 and is incorporated by reference herein. A copy of the Tender and Support Agreement is attached as Exhibit 99.1 to the Current Report on Form 8-K filed by Issuer with the SEC on March 27, 2018 and is incorporated by reference herein.

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Shares described in this Schedule 13D has not yet commenced. At the time the planned offer is commenced Merger Sub will file a tender offer statement on Schedule TO with the SEC and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Those materials will be made available to the Company’s security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Other than those Shares that may be deemed to be beneficially owned by the Reporting Persons in connection with the Tender and Support Agreement, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any other Shares.

As a result of the Tender and Support Agreement, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 1,004,188 Shares (as represented to Merger Sub and Parent by each of the Supporting Stockholders) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 1,004,188 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 10.6% of the issued and outstanding Shares as of April 9, 2018 (as represented by the Issuer).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement.

Except as set forth in this Item 5, none of the Reporting Persons beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender and Support Agreement described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person other than the Supporting Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.8

The Merger Agreement provides that Parent will be entitled to designate all but one of the directors of the Company following the time it purchases shares in the Offer that meet the Minimum Condition. Donald J. Tringali will remain on the Issuer Board of Directors through the Effective Time in order to serve as an independent director with sole authority to vote on the following matters: (i) the amendment or waiver of any provision of the Merger Agreement or the related transaction documents, (ii) the amendment or waiver of any of the terms or conditions of the Offer, including any of the Offer Conditions, in any manner not permitted by the Merger Agreement, (iii) any action of the Company Board under Section 8.7 of the Merger Agreement, including with respect to a Superior Proposal as permitted by the Merger Agreement, (iv) the decision to terminate the Merger Agreement, (v) filling the vacancy in the Company Board that was occupied by the independent director, (vi) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub, (vii) any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company or the holders of Common Stock, or (viii) or any other action by the Company Board where there is a conflict of interest between Parent or Merger Sub, on one hand, or the holders of Shares that remain outstanding after the Offer Acceptance Time, on the other hand.  Immediately following the Effective Time, the board of directors of the Surviving Corporation will consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, and the initial officers of the Surviving Corporation will consist of the officers of Merger Sub immediately prior to the Effective Time.

On March 21, 2018, the Issuer entered into an Amendment No. 2 to the Amended and Restated Rights Agreement, dated as of July 19, 2010, by and between the Company and Computershare Trust Company, N.A. ("Rights Agreement") to provide that the rights issued under the Rights Agreement would be inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Pursuant to the Merger Agreement, Parent agreed that Parent or its designee would make a working capital loan to the Issuer of $1,000,000. In connection with the loan transaction, the Issuer issued a Term Loan Note for Working Capital dated March 21, 2018 ("Working Capital Note") with Parent's designee, Auto Cash Financing, Inc.., a wholly owned subsidiary of BCH ("Lender") that bears interest at an annual rate of ten percent (10%). The Working Capital Note is secured by a lien on all assets of the Company and its subsidiaries (except certain assets that are pledged by the Company to Elutions Capital Ventures S.a. r.l) pursuant to (i) a Security Agreement dated March 21, 2018 ("Security Agreement") among the Company, its U.S. subsidiaries, and Lender, and (ii) a Debenture dated March 27, 2018 among the Company's foreign subsidiaries and Lender (the "Debenture"). The liens under the Security Agreement and the Debenture are subordinate only to Permitted Encumbrances (as defined in the Security Agreement) and any Permitted Security (as defined in the Debenture).

8 Terms used in this Item 6, but not otherwise defined, herein shall have the meanings ascribed to such terms in the Merger Agreement.

A copy of Amendment No. 2 to the Rights Agreement, the Working Capital Note, the Security Agreement, the Debenture and the Support Agreement are filed as Exhibits 2, 3, 4, 5, 6 and 7 to this Schedule 13D and are incorporated by reference herein.

Except for the Merger Agreement, the Tender and Support Agreement and the Agreements described in this Item 6 described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of April 10, 2018*
Exhibit 2:
Agreement and Plan of Merger, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 3:
Tender and Support Agreement, dated as of March 21, 2018, by and among Cartesian Holdings, LLC, Cartesian Holdings, Inc. and Certain Stockholders of Cartesian, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 4:
Amendment No. 2 to Amended and Restated Rights Agreement, dated as of March 21, 2018, by and between Cartesian, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 5:
Term Loan Note for Working Capital, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 6:
Security Agreement, dated as of March 21, 2018, by and among Cartesian, Inc., Cambridge Strategic Management Group, Inc., TWG Consulting, Inc. and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 7:
Debenture Agreement covering the Term Loan Note for Working Capital Note, dated as of March 27, 2018, by and among Cartesian Limited, Farncombe Technology Limited, Farncombe Engineering Services LTD, Cambridge Aventis Limited, and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

*	Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2018

CARTESIAN HOLDINGS, INC.

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	President

CARTESIAN HOLDINGS, LLC

By:	Blackstreet Capital Holdings, LLC, its Manager

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Chief Executive Officer

BLACKSTREET CAPITAL HOLDINGS, LLC

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Manager

BLACKSTREET CAPITAL INVESTORS, LLC

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Manager

BCH INVESTORS, LLC

By:	/s/ Murry Gunty
Name:	Murry Gunty
Title:	Manager

/s/ Murry Gunty
Murry Gunty

Schedule A

Directors and Executive Officers of Merger Sub

The following table sets forth information about Merger Sub's directors and executive officers as of April 9, 2018.

Name	Position
Murry N. Gunty	President
Kevin Kuby	Director, Vice President and Secretary
David A. Hartman	Director and Treasurer
Jack Myers	Director
Ryan Scott	Director

Parent and BCH

Merger Sub is a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of BCH.  Parent has no executive officers and is a member-managed limited liability company.

Managers of BCH

The following table sets forth information about BCH's board of managers as of April 9, 2018.

Name	Position
Murry N. Gunty	Manager
Dennis A. Cahill	Manager
Stephen Chang	Manager
Executive Officers of BCH
Name	Position
Murry N. Gunty	Chief Executive Officer
Robert Dragonette	Chief Financial Officer
Kevin Kuby	Executive Vice President and Chief Restructuring Officer

BCH Investors and BCI
BCH Investors, LLC, a Delaware limited liability company (“BCH Investors”), is the controlling equityholder of BCH. Blackstreet Capital Investors, LLC, a Delaware limited liability company, is the controlling equityholder of BCH Investors, and is controlled by Murry N. Gunty.
BCH Investors and BCI do not have executive officers.

Schedule B

Supporting Stockholders – Beneficial Ownership

Name of Stockholder	Number of Shares of Company Common Stock	Company Restricted Stock Awards	Company Options

Susannah Hawkins	15,000	15,000*	0

William Hill	51,372	0	75,000

Dermod Ranaghan	24,199	0	0

Jim Serafin	0	0	0

Robert Currey	82,200	12,500	0

Donald J. Tringali	25,000	12,500	0

Tom Williams	20,000	12,500	0

Micky K Woo Trust UA 04/06/98	183,904	0	0
Micky K Woo Trust UA 04/06/98	3,750	0	0
Micky K Woo Trust UA 04/06/98	7,500	0	0
Micky K Woo Trust UA 04/06/98	3,750	0	0
Growth Unlimited Inc.(Jenifer C Woo)	1,200	0	0
Growth Unlimited Inc.(Jenifer C Woo)	13,800	0	0
Micky K Woo Vest 07/25/2018	0	12,500	0
Woo Family 2014 Irrevocable TR (Jenifer C Woo)	200,000	0	0

Peter Woodward	0	0	20,000
MHW Partners, L.P.	212,513	0	0

*	Restricted Stock Units

Exhibit Index
Exhibit 1:	Joint Filing Agreement, dated as of April 10, 2018*
Exhibit 2:
Agreement and Plan of Merger, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 3:
Tender and Support Agreement, dated as of March 21, 2018, by and among Cartesian Holdings, LLC, Cartesian Holdings, Inc. and Certain Stockholders of Cartesian, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 4:
Amendment No. 2 to Amended and Restated Rights Agreement, dated as of March 21, 2018, by and between Cartesian, Inc. and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 5:
Term Loan Note for Working Capital, dated as of March 21, 2018, by and among Cartesian, Inc., Cartesian Holdings, LLC and Cartesian Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 6:
Security Agreement, dated as of March 21, 2018, by and among Cartesian, Inc., Cambridge Strategic Management Group, Inc., TWG Consulting, Inc. and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

Exhibit 7:
Debenture Agreement covering the Term Loan Note for Working Capital Note, dated as of March 27, 2018, by and among Cartesian Limited, Farncombe Technology Limited, Farncombe Engineering Services LTD, Cambridge Aventis Limited, and Auto Cash Financing, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report, on Form 8-K filed by Cartesian, Inc. with the Securities and Exchange Commission on March 21, 2018).

*	Filed herewith.